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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                           PVC CONTAINER CORPORATION
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                                (Name of Issuer)


                          Common Stock, $.10 Par Value
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                         (Title of Class of Securities)


                                  693-651-101
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                                 (CUSIP Number)


   401 Industrial Way West, Batontown, New Jersey 07724, Tel. (908) 542-0060
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 12, 1996
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 693-651-101                                          PAGE 2 OF 4 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rimer Anstalt
        None as Reporting Person is a foreign corporation
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
        Not Applicable                                                   (b) / /
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3   SEC USE ONLY

        Not Applicable
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4   SOURCE OF FUNDS*

        Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

        Not Applicable
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Liechtenstein
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               4,367,414
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        4,367,415
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,367,415
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

        Not Applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        63%
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14   TYPE OF REPORTING PERSON*

        CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                          2 of 4
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                                  SCHEDULE 13D


Item 1.  Security and Issuer

                  (a)      PVC Container Corporation

                  (b)      401 Industrial Way West
                           Eatontown, New Jersey 07724


Item 2.  Identity and Background

                  (a)      Rimer Anstalt

                  (b)      Am Schragen Weg 2
                           9490 Vaduz, Liechtenstein

                  (c)      Not Applicable

                  (d)      No

                  (e)      No

                  (f)      Liechtenstein


Item 3.  Source and Amount of Funds or Other Consideration

                           Not Applicable


Item 4.  Purpose of Transaction

                  (a)      Pursuant to a Stock Purchase Agreement dated
December 3, 1996 among the Issuer, Kirtland Capital Partners II L.P. and Rimer Anstalt, Rimer Anstalt sold to Kirtland on December 12, 1996 4,367,415 shares of the Issuer in consideration of the payment in cash of $17,469,660 by Kirtland to Rimer Anstalt, a copy of such agreement is annexed hereto, and as a result of the transaction Rimer Anstalt will not own any shares of common stock of the Issuer.

                  (b)      Not Applicable

                  (c)      Not Applicable

                  (d)      See Stock Purchase Agreement annexed

                  (e)      None

                  (f)      None


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                  (g)  None

                  (h)  None

                  (i)  Not Applicable

                  (j)  Not Applicable


Item 5.  Interest in Securities of the Issuer.

                  (a) 4,367,415 shares of common stock of the Issuer representing 63%

                  (b)  4,367,415 shares of common stock of the Issuer

                  (c)  None

                  (d)  None

                  (e) As a result of the transaction set forth in the Stock Purchase Agreement annexed hereto and in item 4(a) above, the Reporting Person ceased to be the beneficial owner of any shares of common stock of the Issuer

Item 6.           Contracts, Etc.

                  See Stock Purchase Agreement annexed hereto


Item 7.           Material to be Filed as Exhibits

                  Stock Purchase Agreement.




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Rimer Anstalt
DATE:  December 12, 1996

                                                  By: /s/ Hubert Lampert
                                                      -------------------------
                                                          Hubert Lampert,
                                                             Director



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                                EXHIBIT INDEX
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  Exhibit No.               Description
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     Ex. 99                 Stock Purchase Agreement.